Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Samsung to expand the capacity of the Daesan plant in South Korea.
Paris, October 26, 2005 — Total and Samsung have decided to expand their common petrochemicals plant in Daesan (50%/50%) located on the west coast of South Korea. The global investment close to 600 million dollars will both expand and modernise the facilities improving the overall energy efficiency.
The steam cracker will be revamped to achieve a capacity of 850,000 tons per year of ethylene versus a current capacity of about 650,000 tons per year. An olefins conversion unit will be added to increase the production of propylene. The project also includes a new polypropylene line more than doubling the current capacity of 250,000 tons and a debottlenecking of the styrene monomer unit.
In the first phase of the project, the steam cracker and the styrene monomer will be revamped by mid-2007. In the second phase of the project, the new polypropylene and olefins conversion units will start-up approximately six months later.
The project will reinforce Total Petrochemicals commercial position within the fast growing Asian markets. Much of the new styrene monomer and polypropylene production from the Daesan plant will supply the Chinese packaging, automotive and consumer products markets.
This investment supports Total’s strategy to further develop in Asia with a target to double its polymer equity production by 2010.
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Samsung — Total Petrochemicals joint venture was created in April 2003, both partners retaining a stake of 50%.
The company employs 960 persons and had a turnover of 2,3 Billion US dollars in 2004. The plant currently produces 650,000 tons of ethylene, 675,000 tons of styrene, 315,000 tons of propylene, 600,000 tons of paraxylene and 670,000 tons of polyolefins per year.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com